United States securities and exchange commission logo





                               May 20, 2024

       Patricia Trompeter
       Chief Executive Officer
       Sphere 3D Corp.
       243 Tresser Blvd, 17th Floor
       Stamford, CT 06901

                                                        Re: Sphere 3D Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed May 7, 2024
                                                            File No. 333-269663

       Dear Patricia Trompeter:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3

       General

   1. At this time, there are outstanding comments on your annual report on Form 10-K. We will coordinate any
request for acceleration of effectiveness for this registration statement with resolution of all
comments regarding that review, including that all corresponding changes that ensue from
the Form 10-K review are made in this Form S-3, as applicable.
                                                        Please confirm your
understanding in this regard.
   2. We note your references to the terms "cryptocurrencies," "digital currencies," "virtual currency," "digital
assets," "crypto assets," "cryptocurrency assets," "crypto economy,"
                                                        and "crypto network."
To the extent you are using these terms interchangeably, please revise your disclosure
to use one term. If these terms are instead being used to mean different things,
please revise to define each term on first use.
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia Trompeter
            Corp.
Comapany
May         NameSphere 3D Corp.
     20, 2024
May 20,
Page  2 2024 Page 2
FirstName LastName
Our Company
Overview, page 5

3. We note your disclosure on page 27 that there is substantial doubt about your ability to continue as a going concern. Please revise your Overview section to provide disclosure about the facts that raise substantial doubt about your ability to continue as a going concern. Your disclosure should include a discussion of:
             The principal conditions or events that raise substantial doubt about your ability to continue as a going concern;
             Your evaluation of the significance of those conditions or events in relation to your ability to meet your obligations; and
             Management   s plans that are intended to mitigate the conditions
or events that raise
             substantial doubt about your ability to continue as a going concern.
         As part of this disclosure, please also include a discussion of your current liquidity position, the sources of that liquidity (e.g., cash, short-term investments, etc.), and the expected uses and timing of uses of that liquidity.
Digital Mining, page 5

4. Please revise your disclosure to discuss the geographic locations of your mining operations and any state-specific regulatory requirements in those areas. In
         this regard, we note your references to New York and Georgia state regulators on page 15.
5. Please reconcile your statement here with respect to the activities that you will conduct that "[a]t this time, [you] intend only to mine Bitcoin and hold no other digital assets other than Bitcoin" with your disclosures elsewhere that suggest otherwise. In this regard, we note, for example, the following disclosures:
             References to "digital assets that [you] mine or otherwise acquire or hold for [your]
              own account, including Bitcoin (emphasis added)" on pages 17, 20, 22, 23 and 24;
             Statement that "[t]here is no assurance that any supported digital asset will maintain its value or that there will be meaningful levels of trading activities (emphasis added)" on page 12;
             Several references to your "platform" on pages 11 and 12; Reference to your "ability to mine cryptocurrencies" on page 16.
         To the extent you intend to engage in mining of other crypto assets or activities other than the mining and holding of Bitcoin, please provide related disclosures. To the extent you will acquire or hold other crypto assets, please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators. Also include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia Trompeter
            Corp.
Comapany
May         NameSphere 3D Corp.
     20, 2024
May 20,
Page  3 2024 Page 3
FirstName LastName
Mining Pools, page 6

6. Please revise to provide more detailed discussions of how you currently are "engaged with mining pool operators" and will utilize mining pools and how mining pools operate. As part of your discussion, identify the mining pool operators with whom you are engaged, and explain the material terms of any agreements or understandings of the fees that may be incurred.
Hosting Agreements, page 7

7. We note your disclosures about your hosting agreements. Please file these as exhibits to your registration statement, or provide your analysis as to why you believe these are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Risk Factors
Risks Related to Our Business
Bitcoin mining activities are energy-intensive, page 15

8. We note your disclosure that "electricity costs are expected to account for a significant portion of [your] overall costs" and your business model can only be successful if you
         "can obtain access to sufficient electrical power on a cost-effective basis through hosting arrangements with mining data centers." Please expand your disclosure to address the fact that you do not have any power purchase agreements for the supply of power, as disclosed on page 6, and discuss the impact of your various hosting agreements with respect to this risk.
9. Please reconcile this risk factor with the risk factor entitled "Cryptocurrency mining activities are energy-intensive..." on page 14 as the two risk factors seem redundant.
Further significant disruptions in the crypto asset markets, page 21

10. We note your statement that theoretically there is a minimum bitcoin price that is so low that you would want to turn off your miners. Please revise to provide
a
         comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one mined bitcoin. Quantitative tabular disclosure may be helpful. Your analysis should:
             Identify and explain all relevant inputs used in your calculation and the key assumptions used in preparing it;
             Clarify whether, and if so, how the cost of purchasing mining equipment factors into your analysis;
             Clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis; and
             Discuss any known trends related to your breakeven analysis as of the most recent practicable date, such as whether your cost of revenue and mining inputs (e.g., electricity costs) have materially increased or decreased in recent periods.
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia Trompeter
            Corp.
Comapany
May         NameSphere 3D Corp.
     20, 2024
May 20,
Page  4 2024 Page 4
FirstName LastName
The dynamic nature of digital asset exchanges, page 22

11. We note your statement that you have been directly and indirectly impacted by certain of the recent bankruptcies in the crypto asset space. Please expand to more fully identify and describe these bankruptcies and discuss in greater detail how you have been directly or indirectly impacted by these bankruptcies.
Cryptocurrency may be subject to loss, page 23

12. We note that when you decide to sell Bitcoin, you transfer it from your digital wallets held by the applicable Custodian to your trading account wallet. Please revise to disclose whether you have a specific policy for how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange, or if you intend to hold your mining rewards for investment purposes. To the extent you have an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit. Please discuss the average period between receipt of Bitcoin and the subsequent conversion to cash, and discuss any risks to your liquidity caused by volatility in Bitcoin pricing.
13. We note that you expect to hold all your cryptocurrency in a combination of insured institutional custody services and multi signature cold storage wallets, and maintain secure backups to reduce the risk of malfeasance. We also note that you store your Bitcoin in wallets custodied by Bitgo and Coinbase, and when you decide to sell Bitcoin, you transfer Bitcoin from your digital wallets held by the applicable Custodian to your trading account wallet. Please revise to clarify whether the wallets custodied by the
         Custodians and your trading account wallet are hot wallets or cold storage.
Our interactions with a blockchain may expose us, page 24

14. We note that your policy prohibits any transactions with persons named on OFAC's specially designated nationals list. Please revise to discuss in greater detail your current
         AML and OFAC policies, procedures and systems.
Bitcoin is subject to halving, page 24

15. Please update your disclosure to reflect that halving for the Bitcoin blockchain in April
         2024 already occurred, and discuss the next anticipated halving.
16. Please revise your disclosure to address the maximum number of Bitcoins that may be released into circulation, and the number of Bitcoins currently in circulation. Please also revise to discuss how the limited supply of Bitcoins that can be mined (and the current mining total) affects your business plan.
We may not be able to realize the benefits of forks, page 25

17.      Please revise to disclose your policies related to forks.
 Patricia Trompeter
Sphere 3D Corp.
May 20, 2024
Page 5
Part II. Information Not Required in Prospectus
Item 17. Undertakings, page II-2

18. We note your response to prior comment 1. Please revise to replace references to Form
       20-F with references to Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lulu Cheng at 202-551-3811 or Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,
FirstName LastNamePatricia Trompeter
                                                           Division of
Corporation Finance
Comapany NameSphere 3D Corp.
                                                           Office of Crypto
Assets
May 20, 2024 Page 5
cc:       M. Ali Panjwani
FirstName LastName